Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Orthofix Medical Inc. (“Orthofix,” the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.10 par value per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”), and our Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Share Capital

Our authorized share capital consists of 50,000,000 shares of Common Stock. The Certificate of Incorporation does not provide for the issuance of preferred stock. The outstanding shares of our Common Stock are fully paid and nonassessable.

Our Common Stock carries the following rights:

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Voting. Except as otherwise required by law, the holders of Common Stock possess all voting power for the election of the Company’s directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of the shareholders. Holders of Common Stock are entitled to one vote per share on matters to be voted on by shareholders. There are no cumulative voting rights with respect to the election of directors or any other matters.

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Dividends and distributions. The holders of Common Stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the Company’s board of directors, from legally available funds.

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Liquidation, dissolution or winding up. In the event of the liquidation, dissolution or winding-up of the Company, holders of the Common Stock are entitled to participate in the distribution of any assets of the Company remaining after payment of all creditors and the liquidation preferences of any preferred stock that may be outstanding at the time.

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Restrictions on transfer. Neither the Certificate of Incorporation nor the Bylaws contain any restrictions on the transfer of the Common Stock. However, in the case of any transfer of shares, there may be restrictions imposed by applicable securities laws or by the terms of restricted share award grants.

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Redemption, conversion or preemptive rights. Holders of Common Stock have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock.

Dividends

We have not paid dividends to holders of Common Stock in the past and have no present intention to pay dividends to holders of Common Stock in the foreseeable future. We currently intend to retain all of our consolidated earnings to finance the continued growth of our business.

In the event that we decide to pay a dividend to holders of our Common Stock in the future with dividends received from our subsidiaries, we may, based on prevailing rates of taxation, be required to pay additional withholding and income tax on such amounts.

Exhibit 4.2

The payment of any cash dividends in the future will be within the discretion of the Board at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Certain Anti-Takeover Provisions of Delaware Law and the Proposed Organizational Documents

The Certificate of Incorporation and Bylaws contain anti-takeover provisions that may have the effect of delaying or preventing a change in control or changes in our management, include the following anti-takeover provisions:

•	the inability of our shareholders to act without a meeting of the shareholders;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings; and

•	the ability of our directors, and not shareholders, to fill vacancies on the Board.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change in control of the Company that is in the best interest of our minority shareholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if shareholders view them as discouraging future takeover attempts.

In addition, we are subject to provisions of Delaware law, including Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder, unless certain exceptions apply. With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

For purposes of Section 203 of the DGCL, the term “business combination” is defined broadly to include (i) mergers with or caused by the interested stockholder, (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation’s other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock, (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder, or (iv) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 does not apply under the following situations: (i) prior to the date on which such stockholder becomes an interested stockholder, the board of directors approved the business combination or the transaction which resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns 85% of the corporation’s voting stock upon consummation of the transaction which made him or her an interested stockholder, or (iii) on or after the date such person becomes an interested stockholder, the business combination is approved by the board of directors and is also approved at a stockholder meeting by 66-2/3% of the voting stock not owned by the interested stockholder.

Section 203 of the DGCL only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders.

Listing of Securities

Our Common Stock is listed and traded on the Nasdaq Global Select Market under the symbol “OFIX.”

Transfer Agent

The transfer agent for the Common Stock is Computershare Trust Company, N.A.